Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2010 (1)	2011 (1)

Net Income	$30	$24
Income taxes	17	15
Capitalized interest	—	(1)
	47	38

Fixed charges, as defined:

Interest	73	70
Capitalized interest	—	1
Interest component of rentals charged to operating expense	—	—
Total fixed charges	73	71

Earnings, as defined	$120	$109

Ratio of earnings to fixed charges	1.64	1.54

(1)
Excluded from the computation of fixed charges for both the three months ended March 31, 2010 and 2011 is interest expense of $1 million and $2 million, respectively, which is included in income tax expense.